

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2024

Julian Garrido Del Val Neto
Chief Financial Officer
Lavoro Limited
Av. Dr. Cardoso de Melo, 1450, 4th floor, office 401
São Paulo-SP, Brazil, 04548-005

   Re: Lavoro Limited
   Form 20-F for Fiscal Year Ended June 30, 2023
   File No. 001-41635

Dear Julian Garrido Del Val Neto:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Trade & Services